

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

Via E-mail
Brian L. Knepp
Chief Financial Officer
Penns Woods Bancorp, Inc.
300 Market Street
Williamsport, PA 17703-0967

> **Re:** **Penns Woods Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 2, 2013**
> **File No. 333-186385**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-17077**

Dear Mr. Knepp:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. Please include the information required by Item 404 of Regulation S-K for Penns Woods.

2. Please add a section addressing the recent developments regarding the Penns Woods results of operations for the three months ended March 31, 2013.

Summary

Luzerne's Directors and Executive Officers Have Financial Interests…, page 19

3. Please correct the dollar amounts of Mr. Bibak's health and medical benefits in both the Summary and Risk Factor sections.

Penns Woods Annual Meeting

4. As required by Item 406 of Regulation S-K, please provide information regarding the Company's code of ethics.

Certain Non-Public, Unaudited. Forward-Looking Information, page 77

5. The clause beginning "and they assume no responsibility for, and disclaim any association with" is inappropriate and should be deleted.

Form 10-K for the Year Ended December 31, 2012

Business

6. In light of your status as an accelerated filer, please provide the information required by Item 101(e) of Regulation S-K in your next 10-K filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        David Swartz
        Stevens & Lee, P.C.